TOLLERS & JACK, LLC

OPERATING AGREEMENT

MAY 12, 2025

THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT (A) HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND WILL BE OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS; (B) MAY BE PURCHASED FOR INVESTMENT ONLY; AND (C) MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS (1) SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS APPLIES TO SUCH DISPOSITION, THE AVAILABILITY OF WHICH IS ESTABLISHED BY AN OPINION OF COUNSEL WHICH OPINION AND COUNSEL ARE SATISFACTORY TO THE MANAGER, AND (2) THE PROVISIONS RELATED TO TRANSFERS OF SHARES SET FORTH IN THE OPERATING AGREEMENT ARE SATISFIED. ACCORDINGLY, HOLDERS OF THESE SECURITIES WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

SCHEDULES:

Schedule A - Members, Capital Contributions, and Units

TOLLERS & JACK, LLC

OPERATING AGREEMENT

This Operating Agreement (the *"Agreement"*) is dated as of JULY 30, 2024, is entered into by and among Tollers & Jack,, LLC (the *"Company"*); George "Judd" Funk and Arthur VanWagenen (together the *"Manager"* or *"Managers"*); and the persons identified as Members on **Schedule A** attached hereto (such persons and their respective successors in office or in interests, being hereinafter referred to individually as a *"Member"* or collectively as *"Members"*), as such Schedule may hereinafter be amended.

A.   The Company was formed as a limited liability company under the Utah Revised Uniform Limited Liability Company Act, codified in Utah Code section 48-3a-101 *et seq.* (as amended from time to time, the *"Act"*).

B.   The Manager and the Members wish to set out fully their respective rights, obligations and duties regarding the Company and its affairs, assets, liabilities and the conduct of its business.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the parties hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

Section I.1   Organization

.   The Company has been formed by the filing of its Articles of Organization with the Utah Department of Commerce Division of Corporations and Commercial Code pursuant to the Act. The Articles of Organization may be restated by the Manager as provided in the Act or amended by the Manager with respect to the address of the registered office of the Company in Utah and the name and address of its registered agent in Utah or to make corrections authorized or required by the Act. The Articles of Organization, *as amended from time to time*, are referred to herein as the *"Articles."*

Section I.2   Purposes

. The principal business activity and purposes of the Company shall be the creation and production of a film about the friendship between C.S. Lewis and J.R.R. Tolkien to be called *Fellowship* (the "Picture"). However, the business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Manager otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section I.3   Principal Place of Business

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. The principal office and place of business of the Company shall be as set forth in the Articles. The agent for service of process shall be as set forth in the Articles. The Manager may change the principal office, place of business, and agent of process of the Company at any time and may cause the Company to establish other offices or places of business.

Section I.4   Fiscal Year

. Unless otherwise required under the Internal Revenue Code of 1986, as amended (the "*Code*"), the fiscal year of the Company shall end on December 31 in each year or such other date as the Manager may determine from time to time (the "***Fiscal Year***").

ARTICLE II
MEMBERS

Section II.1   Members

. The Members of the Company and their addresses are listed on **Schedule A**, as such schedule shall be amended from time to time by the Managers to reflect the withdrawal of Members, the admission of additional Members, transfers of Units or the issuance of additional Units pursuant to this Agreement. The Members shall constitute a single class or group of members of the Company for all purposes of the Act.

Section II.2   Admission of New Members

. Subject to Article IV, additional persons may be admitted to the Company as Members upon such terms as are established by the Managers. New Members shall be admitted at the time when all conditions to their admission have been satisfied, as determined by the Managers, and their identity, Units and Contributions (if any) under Article IX have been established by amendment of **Schedule A**.

Section II.3   Meetings of Members.

(a)   *Notice of Meetings*

. A written notice stating the place, date, and hour of all meetings of Members shall be given by the Secretary (or other person authorized by this Agreement or by law) not less than ten (10) nor more than fifty (50) days before the meeting to each Member entitled to vote thereat and to each Member who, under this Agreement is entitled to such notice, by delivering such notice to him or by mailing it, postage prepaid, and addressed to such Member at his or her address as it appears in the records of the Company. Notice need not be given to a Member if action is taken under Section 2.3(e), if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(b)   *Quorum*

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. The Members holding a majority of the Voting Units (as defined in Section 2.3(c)) at a meeting shall constitute a quorum.

(c)   *Voting and Proxies*

. For all purposes of this Agreement and under the Act, only Members holding Units designated as Voting Units (the "***Voting Units***") shall have the right to vote at a meeting or execute a written consent. <u>The initial Voting Units shall be held exclusively by the two Managers and votes shall require the unanimous vote of both Managers to be effective.</u>

(d)   *Action at Meeting*

. When a quorum is present, any matter before the meeting shall be decided by vote of the Members and require unanimous consent of the voting Members at the meeting except where a larger or different vote is required by law or by this Agreement.

Section II.4   <u>Limitation of Liability of Members; Indemnity</u>

. Except as otherwise provided in the Act, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company except as required by the Act or other applicable law. The Company shall indemnify and hold harmless each of the Members acting on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of its duties in good faith consistent with the terms of this Agreement. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such conduct constituted gross negligence, willful misconduct or fraud of the Member. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Manager.

Section II.5   <u>Authority</u>

. Unless specifically authorized by the Managers, no Member that is not a Manager or officer of the Company shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

Section II.6   <u>No Right to Withdraw</u>

. Except in connection with a transfer of all of a Member's Units in accordance with all applicable terms of this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the other Members or to receive any distribution or the repayment of his

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Contribution except as provided in Articles XI and XIII upon dissolution and liquidation of the Company.

Section II.7   Rights to Information

. Members shall have the right to receive from the Company upon request a copy of the Articles and of this Agreement, as amended from time to time, and such other information regarding the Company as is required by the Act, subject to reasonable conditions and standards established by the Managers, as permitted by the Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

Section II.8   No Appraisal Rights

.   No Member shall have any right to have his Units appraised and paid under any circumstances.

Section II.9   Reports.

Within 90 days after the end of each Fiscal Year, the Company shall (i) deliver to the Members unaudited financial statements of the Company, including a statement of each member's closing Capital Account balance, as of the end of such Fiscal Year; and (ii) furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns. Within 120 days after the end of each Fiscal Year, Company shall file a Form C-AR pursuant to Regulation Crowdfunding ("REG CF") requirements. The cost of all reports delivered pursuant to this Section 2.9 shall be an expense of the Company. All reports provided to Members by the Company shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party other than the legal and accounting advisors of the Members, except as required by applicable law.

ARTICLE III
CAPITAL STRUCTURE

Section III.1   Classes of Units.

(a)   The right of Members to distributions and allocations and a return of capital contributions and other amounts specified herein shall be evidenced by units of interest in the Company ("*Units*"). There shall initially be two (2) classes of economic Units, "*Common Units*," and "*Class A Preferred Units*" (such Class A Preferred Units are sometimes referred to herein as the "*Preferred (investor) Units*" and represent the interest held by equity investors in the Picture). A third class of Units, Voting Units, belonging exclusively to the Managers shall have the voting rights set forth in Section 2.3(c), but have no economic rights and shall not impact the economic rights of holders of Common Units and Preferred Units. Common Units and Preferred Units shall have economic rights set forth in Articles X and XI. The Company is authorized to issue up to ten million (10,000,000) Class A Preferred Units at a per Unit price of one dollar ($1.00) and 100 Common Units (such Common Units representing the share of producers' Net Income (defined in Article X) to be distributed to certain producers, director(s), and other so-called "back-end" participants.

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(b)   *Certificates*

. Unless the Manager determines otherwise, the Units will not be certificated.

(c)   *Transfers*

. Subject to any restrictions on transfer under this Agreement, Units may be transferred on the books of the Company by the delivery to the Company or its transfer agent of a written assignment properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

Section 3.2 <u>Donations</u>: The Company may, in its discretion, elect to receive donations from individuals and non-profit entities and to use such donations for the sole purpose of producing, distributing, and marketing the Picture. Donations will not be paid back to the donating persons or entities and thus, by definition, will not impact the economic rights of any holders of Preferred Units.

Section 3.3 <u>Debt Notes: The Company may elect to obtain debt financing against non-equity revenue sources such as foreign tax incentives and pre-sales of the Picture.</u>

ARTICLE IV
CERTAIN GOVERNANCE MATTERS

Section IV.1   <u>Certain Governance Matters</u>

. The following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members have a majority of the Common Units, voting together as a separate class:

(a)   Any amendment to this Agreement that would diminish the economic or voting rights of the Preferred Units;

(b)   Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to the Preferred Units with respect to distributions or on liquidation;

(c)   Any merger, consolidation, or reorganization involving the Company or any sale of all or substantially all of its assets; other than a merger or reorganization entered into solely for purposes of changing the jurisdiction of the Company, in which case, consent from the Manager is required or if the Company has more than one Manager, consent from a majority of Managers (a "*Majority of Managers*") is required (if the Company has only two Managers, a Majority of Managers shall constitute both Managers);

(d)   Any material investment into markets or industries that is not in connection with the production of the film entitled *Fellowship*;

(e)   The dissolution or liquidation of the Company;

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(f)   A change in the Company's organizational form from a limited liability company to a corporation as contemplated by Article XIII.

(g) Any decision which might hinder or prevent Company from completing and delivering the Picture to distributors or from completing the State of Utah film tax rebate incentive audit, including, without limitation, decisions relating to any required budget increases or changes in key above-the-line personnel which may jeopardize Company's ability to complete and deliver the Picture.

ARTICLE V
MANAGERS

Section V.1   Powers

. The business of the Company will be managed by managers who may exercise all the powers of the Company except as otherwise provided by law or by this Agreement. In the event of a vacancy in the Managers, the remaining Managers, except as otherwise provided by law, may exercise the powers of the Managers until the vacancy is filled.

Section V.2   Election and Qualification.

(a)   *Managers*

. As of the date of this Agreement, the Company has two (2) Managers. The Members having a majority of the Voting Units from time to time may establish and change the number of Managers. The name and address of the initial Managers are:

Name	Address
Judd Funk	[5 Riva Drive, Newport Coast, CA 92657]
Arthur VanWagenen	[1795 E. Ellen Way, Sandy UT 84092]

(b)   *Removal*
. A Manager may be removed, with cause, by the Members having a majority of the Voting Units.

(c)   *Vacancies*

. Any vacancy occurring in the Managers may be filled by the affirmative vote of a majority of the remaining Managers.

(d)   *Committees*

. The Managers may establish committees consisting of certain Managers and delegate to these committees such powers and authority as the Managers deem necessary and advisable.

Section V.3   Powers and Duties of the Managers

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. Subject to compliance with this Agreement, the business and affairs of the Company shall be conducted by or under the direction of the Manager, who shall have and may exercise on behalf of the Company all of its rights, powers, duties and responsibilities under Section 1.2 or as provided by law. In addition, the Manager shall designate one of the Members to serve as the "*Tax Matters Partner*" of the Company for purposes of Section 6231(a)(7) of the Code, with power to manage and represent the Company in any administrative proceeding of the Internal Revenue Service. The initial Tax Matters Partner shall be Ghostlight Entertainment, LLC. Any action taken by the written signature on any agreement, contract, instrument or other document on behalf of the Company of one of the Managers shall be sufficient to bind the Company and shall conclusively evidence the action of the Company with respect thereto.

Section V.4   Tenure

. Except as otherwise provided by law or by this Agreement, the Manager shall hold office until its successor is elected and qualified or until its earlier death, disability, resignation, or removal. The Manager may resign by delivering his/its written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section V.5   Meetings

. Meetings of the Managers may be held without notice at such time, date, and place as the Majority of Managers may from time to time determine.

Section V.6   Quorum

. At any meeting of the Managers, a Majority of Managers then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

Section V.7   Action at Meeting

. At any meeting of the Managers at which a quorum is present, a Majority of Managers present may take any action on behalf of the Managers, unless a larger number is required by law or by this Agreement.

Section V.8   Action by Consent

. Any action required or permitted to be taken at any meeting of the Managers may be taken without a meeting if a written consent thereto is signed by all of the Managers and filed with the records of the meetings of the Managers. Such consent shall be treated as a vote of the Managers for all purposes.

Section V.9   Limitation of Liability of Managers; Managers and Officers Liability Insurance

. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or to its

Members (i) for acting in good faith reliance on the provisions of this Agreement, (ii) for acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or (iii) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct. The Managers are authorized to obtain at the expense of the Company Managers' and officers' liability insurance with such coverages as the Managers believe to be appropriate.

ARTICLE VI
OFFICERS

Section VI.1   Enumeration

. The Company shall have such officers as are appointed from time to time by the Manager.

Section VI.2   Appointment

. The officers of the Company may be appointed from time to time by the Manager.

Section VI.3   Qualification

. No officer need be a Member or Manager. Any two or more offices may be held by the same person.

Section VI.4   Tenure

. Except as otherwise provided by the Act or by this Agreement, each of the officers of the Company shall hold his office until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign by delivering his written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section VI.5   Removal

. The Manager (or a Majority of Managers when applicable) may remove any officer with or without cause.

Section VI.6   Vacancies

. Any vacancy in any office may be filled by the Manager.

Section VI.7   Powers and Duties

. Subject to this Agreement, each officer of the Company shall have such duties and powers as are customarily incident to his office, and such duties and powers as may be designated from time to time by the Manager.

ARTICLE VII
INDEMNIFICATION

Section VII.1   <u>Indemnification of Managers and Officers</u>

. The Company shall indemnify, to the fullest extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment):

(a)   Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the Company) by reason of the fact that he is or was a Manager or officer of the Company, or is or was serving at the request of the Company as a Manager or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him as incurred by him in connection with such suit, action, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful. Notwithstanding the foregoing, the Company shall indemnify any such person seeking indemnification in connection with an action, suit or proceeding initiated by such person only if the initiation and continued prosecution of such action, suit or proceeding was authorized by the Managers.

(b)   Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Manager or officer of the Company, or is or was serving at the request of the Company as a Manager or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him as incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

(c)   To the extent that a Manager or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him and as incurred by him in connection therewith. Any such person may consult with legal or other professional counsel, and any actions taken by such person

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in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be deemed to be fully protected and justified and made in good faith.

Section VII.2   Determination of Entitlement

. Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.1. The determination shall be made by (i) a majority vote of those Managers who are not involved in such Proceeding (the "*Disinterested Managers*"); (ii) by the Members; or (iii) if directed by a majority of Disinterested Managers, by independent legal counsel in a written opinion. However, if fewer than a majority of the Managers are Disinterested Managers, the determination shall be made by (i) two-thirds vote of a committee of one or more Disinterested Manager(s) chosen by the Disinterested Manager(s) at a regular or special meeting; (ii) by the Members; or (iii) by independent legal counsel in a written opinion.

Section VII.3   Insurance

. The Company may purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the Act (as presently in effect or hereafter amended) or this Agreement.

Section VII.4   No Duplicate Payments

. The Company's indemnification under Section 7.1 or Section 7.2 of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the Company, (ii) from such other corporation, partnership, joint venture, trust, or other enterprise, or (iii) under any other applicable indemnification provision.

Section VII.5   Amendment

. This Article VII may be amended only so as to have a prospective effect.

ARTICLE VIII
TRANSACTIONS WITH INTERESTED PERSONS

Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are partners, Managers or officers, shall be voidable solely for this reason or solely because said Manager or Member was present or participated in the authorization of such

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contract or transaction if the material facts as to the relationship or interest of said Manager or Member and as to the contract or transaction were disclosed or known to the other Managers and the contract or transaction was authorized by the requisite Managers as provided in Article IV. No Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Manager or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

ARTICLE IX
CAPITAL ACCOUNTS, CONTRIBUTIONS AND COMMITMENTS

Section IX.1   Capital Accounts.

A separate capital account ("*Capital Account*") shall be maintained for each Member in accordance with the Code and the Treasury Regulations thereunder. Capital Accounts will be adjusted as follows:

(a)   Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Company profits and any separately stated items of income or gain; and

(b)   Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Company losses and any separately stated items of deduction or loss.

Section IX.2   Contributions, Generally

. All contributions to the capital of the Company (each a "*Contribution*") shall be set forth on **Schedule A**, as amended from time to time. Except as set forth on **Schedule A**, no Member or Manager shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Managers, and any borrowing from Members shall not be considered Contributions or reflected in their Capital Accounts. No Member shall be entitled to any interest or compensation with respect to his Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Managers. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets of the Company for return of his Contribution. Notwithstanding anything to the contrary herein, to the extent that the Contributions are not sufficient to produce the film entitled *Fellowship*, the Managers shall not be required to raise additional capital for the Company.

Section IX.3   Member Contributions.

Each Member has made the Contributions specified on **Schedule A** and holds an interest in the Company represented by the Units set forth opposite the Member's name on **Schedule A**.

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Section 9.4 <u>Net Income Commitments</u>. Commitments to Members and third parties for back-end participation (i.e., profit sharing) derived from Producers' Net Income (as defined below in Article X) shall be set forth on **Schedule B** at the end of this Agreement.

ARTICLE X
ALLOCATIONS

Section X.1   <u>Allocation of Net Income</u>

. Subject to Sections 10.3 through 10.9, net income for any Fiscal Year or portion thereof shall be allocated as follows:

(a)   *First*, one hundred percent (100%) to holders of Preferred Investor Units as a group, on a pro-rata basis, until each holder of Preferred Units has been allocated an aggregate amount equal to one hundred fifteen percent (115%) of its Contributions with respect to its Preferred Units, and zero percent (0%) to the holders of Common Units; and

(b)   *Second*, one hundred percent (100%) to pay deferred [should pay deferrments first, no?] payments to key above-the-line talent, crew or other third-parties on a pro-rata basis according to separate crew deal memos or contracts entered into by Company for in-kind or partial in-kind production, distribution, or marketing services; and

(c)   *Third,* fifty percent (50%) to the holders of Preferred Units (equity investors) as a group, on a pro-rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro-rata basis.

(d)   *Definition of Net Income*: For purposes of this Agreement, Net Income shall mean all revenue actually received by the Company from the exploitation of the Picture in all media, less the following: (i) any outstanding debt obligations; (ii) reasonable overhead costs; (iii) reasonable management fee of not more than 3% annually of the final out-going budget of the Picture; (iv) any reasonable distribution, marketing, and distribution costs (including but not limited to costs of duplication, warehousing, shipping, etc.) related to the Picture. "Producers' Net Income" refers to the portion of Net Income (i.e., 50%) allocated to Common Unit holders and serves as the basis or source for so-called "back-end participation" payments set forth on Schedule B.

Section X.2   <u>Allocation of Net Loss</u>

. Tax deductible losses (expenses) will be allocated one hundred percent (100%) to the holders of Preferred Units, according to the number of Preferred Units held by an investor as a percentage of the total outstanding Preferred Units held by investors. Tax credits and other similar items will be allocated at the end of each fiscal year in the same manner as set forth above for the allocation of net losses.

Section X.3   <u>Qualified Income Offset</u>

. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

Section X.4   Section 704(c) Allocations

. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated among the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Treasury Regulations.

Section X.5   Member Nonrecourse Deductions

. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

Section X.6   Minimum Gain Chargeback

. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This Section is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

Section X.7   Curative Allocations

. If the special allocations set forth in this Article X result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

Section X.8   Compliance with Code Section 704(b)

. The allocation provisions contained in this Article X are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

Section X.9   No Limitation

. The provisions of this Article X shall not be construed to limit the power and authority of the Managers to issue additional Units pursuant to Section 3.1, and subject to compliance with Article IV, and admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the provisions of Section 3.1 and this Article X.

ARTICLE XI
DISTRIBUTIONS

Section XI.1   Distribution of Company Funds, Generally

. All funds and assets of the Company which are determined by the Manager, in its sole discretion, to be available for distribution under the terms of this Operating Agreement, shall be distributed to the holders of Units in accordance with the priorities set forth in Sections 11.2 and 11.3 below. No Member shall be entitled to any distribution or payment with respect to his interest in the Company except as set forth in this Agreement.

Section XI.2   Distributions Generally

. Subject to the provisions of Sections 11.1 and 11.3 and subject to the economic rights of the Units, if any, issued under Section 3.1(b), Distributable Cash Flow and other assets of the Company determined by the Managers to be available for distribution shall be distributed on a regular basis in the discretion of our Managers and in compliance with Utah law as follows:

(a)   *First*, one hundred percent (100%) to holders of Preferred Units as a group, on a pro-rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred and fifteen percent (115%) of its Contributions with respect to its Preferred Units, and zero percent (0%) to the holders of Common Units; and;

(b)   *Second*, one hundred percent (100%) to pay deferred payments to key above-the-line talent, crew or other third-parties on a pro-rata basis according to separate crew deal memos or contracts entered into by Company for in-kind or partial in-kind production, distribution, or marketing services

(c)   *Third,* fifty percent (50%) to the holders of Preferred Units as a group, on a pro-rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro-rata basis.

Section XI.3   Distribution Upon Liquidation or Dissolution

. Notwithstanding any provision of this Agreement to the contrary, in the event the Company (or a Member's interest therein) is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g), then any distributions shall be made pursuant to Section 13.2 to the Members (or such Member, as appropriate) in amounts not in excess of their positive Capital Account balances pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(*b*)(*2*), adjusted to reflect all allocations of income, gain, loss and deduction and to reflect any revaluation of Capital Accounts under Section 9.1.

Section XI.4   No Limitation

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. The provisions of this Article XI shall not be construed to limit the power and authority of the Manager to issue additional Units pursuant to Section 3.1, and, subject to compliance with Article IV, admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the provisions of Section 3.1 and this Article XI.

Section XI.5   Definitions

. As used in this Article XI, the following terms have the following meanings:.

(a)   "*Distributable Cash Flow*" means all cash received by the Company less the sum of the following to the extent paid or set aside by the Company: (i) all cash expenditures incurred incident to the operation of the Company's business; and (ii) Reserves.

(b)   "*Reserves*" means, with respect to any period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably determined by the Manager to be sufficient for debt service or other costs or expenses incident to the ownership and operation of the Company's business.

ARTICLE XII
TRANSFERS OF INTERESTS

Section XII.1   General Restrictions on Transfer

. No Member may give, sell, assign, transfer, exchange, pledge or grant a security interest in or otherwise dispose of any Preferred Units (each such activity a "*Transfer*") except as provided in this Article XII and under the terms of any agreement pursuant to which the Member acquired. Common Units may be transferred in the discretion of the holder(s) of the same without regard to the requirements of this Article XII. The Company and its Manager and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article XII, such time as a written assignment of such Units has been received and accepted by the Managers and recorded on the books of the Company. The Managers may refuse to accept and record an assignment until the end of the next successive quarterly accounting period of the Company.

Section XII.2   Permitted Transfers

. The following Transfers shall be permitted without compliance with Section 12.4 hereof, but shall be subject to the requirements of Section 12.3 hereof:

(a)   All but not less than all of a Member's Units may be transferred from time to time in connection with (i) any proceeding under the federal bankruptcy laws or any applicable federal or state laws relating to bankruptcy, insolvency, or the relief of debtors and subject to the requirements and provisions thereof, or (ii) a taxfree reorganization, merger or consolidation of the Company; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager.

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(b)   All but not less than all of a Member's Units may be transferred from time to time to (i) the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) an Affiliate of a Member; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager.. For purposes of this paragraph, an *"Affiliate"* is any person or entity that, directly or indirectly, controls or is controlled by, or is under common control with, such Member, or is a spouse, parent, sibling or lineal descendant of a Member. For the purpose of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with"), as used with respect to any entity, means ownership of 50% or more of the voting securities of such entity.

(c)   All or any portion of a Member's Units may be transferred from time to time to an entity formed for estate planning purposes for the benefit of a spouse, parent, sibling, or lineal descendant of a Member.

Section XII.3 Requirements for Transfer

. Every Transfer permitted hereunder, including Transfers permitted by Section 12.2, shall be subject to the following requirements:

(a)   The transferee shall establish that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the proposed Transfer would not cause (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal securities laws;

(b)   The transferee shall establish to the satisfaction of the Manager that the proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Code Section 7704, or (iii) have a substantial adverse effect with respect to federal income taxes payable by the Company, Members holding a majority of Common Units, or Members holding a majority of Preferred Units; and

(c)   The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Manager to reflect the provisions hereof, and the transferred Units shall continue to be subject to all restrictions under this Agreement. Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the Act.

Section XII.4 Right of First Refusal with Respect to Preferred Units

.

(a)   Subject to the requirements of Section 12.3, a Member holding Preferred Units may Transfer all or a portion of his Preferred Units if such Member (the *"Preferred Unit Offeree"*)

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receives a written offer (a "***Preferred Unit Offer***") made in good faith by a third party (the "***Preferred Unit Offeror***") to purchase all but not less than all of the Member's Preferred Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Preferred Unit Offeree gives the Company a right of first refusal to purchase such Preferred Units on the same terms and conditions as are stated in the Preferred Unit Offer (subject to Section 12.4(c)). The Preferred Unit Offer shall be bona fide, shall be the result of arms-length negotiations between the Preferred Unit Offeree and the Preferred Unit Offeror and shall set forth the name of the Preferred Unit Offeror, the Preferred Units to be transferred, the price and other terms of the Preferred Unit Offer and any other relevant material information available regarding the proposed Transfer. The Preferred Unit Offeree shall deliver copies of the Preferred Unit Offer to the Managers (the "***Preferred Unit Offer Notice***").

(b)   The Company shall have an option, exercisable by the Manager (and when applicable, a Majority of Managers), to acquire all or any part of the Preferred Units being offered at the price, terms and conditions set forth in the Preferred Unit Offer Notice. The Company shall have thirty (30) days from receipt of the Preferred Unit Offer Notice by the Company in which to notify the Preferred Unit Offeree of its election to purchase all or a portion of the Preferred Units being offered.

(c)   The closing of the purchase by the Company of the Preferred Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the purchase price set forth in the terms of the Preferred Unit Offer or may pay twenty percent (20%) of the purchase price to the Preferred Unit Offeree by a check or wire transfer to a bank account designated in writing by the Preferred Unit Offeree, and eighty percent (80%) of the purchase price to the Preferred Unit Offeree by the issuance and delivery of a note bearing an interest rate equal to the prime rate (as set forth in the *Wall Street Journal* on the closing date), having a term of five (5) years, calling for equal payments of principal and interest made each anniversary of the note over the term of the note, and containing other customary provisions.

(d)   If the Company fails to exercise its option (as described in Section 12.4(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Preferred Unit Offeree shall deliver the Preferred Unit Offer Notice to each Member holding Preferred Units and each Member holding Preferred Units shall have the right to purchase (on the same terms and conditions as stated in the Preferred Unit Offer Notice) the Preferred Unit Offeree's Units by giving notice to the Company of the number of Preferred Units it would like to purchase (and the Company shall then notify the Preferred Unit Offeree). In the event that Members oversubscribe for the Preferred Unit Offeree's Units, then the Preferred Unit Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the proposed Transfer. The closing of the purchase by the Members of the Preferred Unit Offeree's Preferred Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e)   If all or a portion of the Preferred Units offered by the Preferred Unit Offeree are not purchased by the Company or the nontransferring Members, the Preferred Unit Offeree may sell such Preferred Units to the Preferred Unit Offeror upon the terms and conditions set forth in the

17

Preferred Unit Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the period in which the Members holding Preferred Units have forfeited their rights under this Section 12.4, and (ii) the Preferred Unit Offeror complies with all of the provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Preferred Unit Offeree may not transfer such Preferred Units unless such Preferred Unit Offeree again complies with the provisions of this Section 12.4.

Section XII.5 Effect of Transfer.

(a)   If the transferee is admitted as a Member or is already a Member, the Member transferring his Units shall be relieved of liability with respect to the transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b)   Any person who acquires in any manner any Units, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including without limitation, the provisions hereof with respect to any subsequent transfer of such Units.

Section XII.6 Prohibited Transfers

. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time transfer Units in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a transfer in violation of this Agreement.

ARTICLE XIII
DISSOLUTION, LIQUIDATION, AND TERMINATION

Section XIII.1 Dissolution

.

(a)   The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

i.   the written consent of the Manager (and when applicable, a Majority of Managers) and the requisite consent of the holders of Units set forth in Article IV;

ii.   a consolidation or merger of the Company in which it is not the resulting or surviving entity; or

iii.   the entry of a decree of judicial dissolution under the Act.

(b)   The Company shall not dissolve or be terminated upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member.

(c)   The Manager shall promptly notify the Members of the dissolution of the Company.

Section XIII.2 Liquidation

. Upon dissolution of the Company, the Manager shall act as its liquidating trustee or the Manager may appoint one or more Managers or Members as the liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions. Subject to the economic rights of the Units, if any, issued under Section 3.1, the Manager shall sell or otherwise liquidate all of the assets of the Company as promptly as practicable (except to the extent the Manager may determine to distribute any assets to the Members in kind), shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a)   *First*, payment of creditors, including Members and Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b)   *Second*, to establish any reserves that the Manager deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Manager shall deem advisable, the balance then remaining in the manner provided in Section 13.2(c) and 13.2(d);

(c)   *Third*, to the extent the holders of Preferred Units have not been distributed an aggregate amount equal to their respective Contributions with respect to its Preferred Units, one hundred percent (100%), to the holders of Preferred Units as a group, on a pro-rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred fifteen percent (115%) of its Contributions with respect to its Preferred Units under Section 11.3(a) and this Section 13.2(c), and zero percent (0%) to the holders of Common Units; and

(d)   *Fourth*, one hundred percent (100%) to pay deferred payments to key above-the-line talent, crew or other third-parties on a pro-rata basis according to separate crew deal memos or contracts entered into by Company for in-kind or partial in-kind production, distribution, or marketing services

(e)   *Fifth,* fifty percent (50%) to the holders of Preferred Units as a group, on a pro-rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro-rata basis.

The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the power and authority of the Manager. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

Section XIII.3 <u>Certificate of Cancellation</u>

. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Manager (or such other person or persons as the Act may require or permit) shall take all actions necessary to terminate the existence of the Company.


ARTICLE XIV
GENERAL PROVISIONS


Section XIV.1 <u>Entire Agreement</u>

. This Agreement constitutes the entire agreement of the Members and the Manager relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

Section XIV.2 <u>Governing Law; Consent to Jurisdiction</u>

. This Agreement is governed by and shall be construed in accordance with the law of the State of Utah, exclusive of its conflict-of-laws principles. The parties to this Agreement hereby consent to the exclusive jurisdiction of the courts of the State of Utah in connection with any matter or dispute arising under this Agreement or between them regarding the affairs of the Company.

Section XIV.3 <u>Amendment or Modification</u>

. This Agreement may be amended or modified from time to time only by a written instrument signed by Members having a majority of the Voting Units and by the Manager (or a Majority of Managers when applicable); except (a) that an amendment or modification increasing any liability of a Member to the Company or its Manager or Members, or adversely affecting the limitation of the liability of a Member with respect to the Company, shall be effective only with that Member's consent, or (b) as otherwise set forth in this Agreement, including without limitation as provided under Article II, Section 3.1, Article IV, and Article XIII.

Section XIV.4 <u>Binding Effect</u>

. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and assigns.

Section XIV.5 <u>Severability</u>

. In the event of a conflict between the provisions of this Agreement and any provision of the Articles or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section XIV.6 <u>Further Assurances</u>

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. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Managers.

Section XIV.7 <u>Waiver of Certain Rights</u>

. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company, for an accounting, for appointment of a liquidator, or for partition of the property of the Company. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

Section XIV.8 <u>Notice to Members of Provisions of this Agreement</u>

. By executing this Agreement, each Member acknowledges that such Member has actual notice of (a) all of the provisions of this Agreement and (b) all of the provisions of the Articles. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

Section XIV.9 <u>Third Party Beneficiaries</u>

. The provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, officers or Managers, except for Members, officers or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, officer, or Manager.

Section XIV.10   <u>Interpretation</u>

. For the purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section XIV.11   <u>Counterparts</u>

. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument.

Section XIV.12   <u>Confidentiality</u>

. Each Manager and Member agrees that it will hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from the Company with respect to the Company's business or financial condition or otherwise. Information generally known in the industry or which has been disclosed by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Section 14.13.

[Remainder of page intentionally left blank; signature page to follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MANAGERS:

GEORGE "JUDD" FUNK., a California resident

By: _____
Name: Judd Funk
Title: Manager/Producer

ARTHUR VANWAGENEN., a Utah resident

By: _____
Name: Arthur VanWagenen
Title: Manager/Producer

Signature Page to Operating Agreement

OPERATING AGREEMENT
EXECUTION PAGE FOR TOLLERS & JACK, LLC

_____

MEMBER

NAME OF MEMBER:_____

NUMBER OF CLASS A PREFERRED UNITS: _____

ADDRESS:_____

TELEPHONE NO:_____

TELECOPY NO:_____

NAME OF TRUSTEE:*_____

ADDRESS OF TRUSTEE:*_____

NAME OF PLAN SPONSOR:*_____

ADDRESS OF PLAN SPONSOR:*_____

TAX ID:_____

SIGNATURE OF THE MEMBER

By:_____

Name:_____

Title:_____

_____
* If applicable.

Member Signature Page to Operating Agreement

SCHEDULE A

MEMBERS, CAPITAL CONTRIBUTIONS, AND UNITS

Name and Address	*Capital Contributions*	*Common Units*	*Class A Preferred Units*
ANGEL ACCELERATION	$15,000 (convertible note)	N/A	_____
Paul Wolfe	$25,000		
George Judd Funk	$75,000		
GEORGE JUDD FUNK		___50__	N/A
ARTHUR VANWAGENEN		___50__	N/A

SCHEDULE B

PERCENTAGE OF PRODUCERS' NET INCOME

Name and Address	*Company's Contractual Commitments of Net Income*
Tim Slover (Writer)	_____
Paul Syrstad (Director)	_____
BYU Broadcasting	10%
Shelley Ruddock	_____
	_____
Actor A	_____
Actor B	_____
Actor C	_____
Other	_____

A-1



Title	Fellowship Operating Agreement
File name	Tollers___Jack_Op...__avw_Clean_.docx
Document ID	b4e09f429679232fb29493043ebdac6d1cdd1f4c
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**05 / 21 / 2025** 12:36:43 UTC-6	Sent for signature to Arthur VanWagenen (arthur@angel.com) and George Judd Funk (juddfunk@gmail.com) from arthur.vanwagenen@angel.com IP: 66.219.246.75
VIEWED	**05 / 21 / 2025** 12:52:42 UTC-6	Viewed by Arthur VanWagenen (arthur@angel.com) IP: 66.219.246.75
SIGNED	**05 / 21 / 2025** 12:52:56 UTC-6	Signed by Arthur VanWagenen (arthur@angel.com) IP: 66.219.246.75
VIEWED	**05 / 26 / 2025** 17:10:46 UTC-6	Viewed by George Judd Funk (juddfunk@gmail.com) IP: 70.187.207.4
SIGNED	**05 / 26 / 2025** 17:11:18 UTC-6	Signed by George Judd Funk (juddfunk@gmail.com) IP: 70.187.207.4
COMPLETED	**05 / 26 / 2025** 17:11:18 UTC-6	The document has been completed.